Merger Attachment

On February 14, 2003 the Global Select Fund ("the Fund") acquired all the assets and assumed all the liabilities of the Global Technology Fund and the Global Healthcare Fund. Pursuant to the terms of the agreement governing the acquisition, the Global Technology Fund and the Global Healthcare Fund shareholders became entitled to receive an equivalent dollar amount of full shares of common stock of the Fund. Based on the net asset values of the Global Technology Fund and the Global Healthcare Fund as of February 14, 2003 ($10.26 and $16.74, respectively), the conversion ratio was 1.00779 shares of the Fund for each share of Global Technology and 1.65405 shares of the Fund for each share of Global Healthcare. Based upon the opinion of Fund counsel, the reorganization qualified as a tax-free exchange for Federal income tax purposes, with no gain or loss recognized to the Funds or their shareholders. The Global Technology Fund and the Global Healthcare Fund net assets, including unrealized depreciation of $1,242,242 and $55,624, respectively, were combined with the Fund for total net assets after the acquisition of $76,753,215.

The Trust held a special meeting of the shareholders of the Global Technology and Global Health Care funds on February 14, 2003. Shareholders of each Fund approved the reorganization and tax free merger into the Global Select Fund as described in the proxy statement mailed to shareholders of record as of November 27, 2002 on January 9, 2003. In the matter of approving the reorganization and termination of each of the Funds there were the following votes either present or represented by proxy:

	For	Against	Abstain
Global HealthCare	532,387.501	41,685.196	16,540.634
Global Technology	806,396.262	20,061.435	11,651.952